UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

STR Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

78478V100
(CUSIP Number)

January 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 407,202
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 407,202
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 407,202
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 407,202
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 400,026
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 400,026
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,026
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON BD

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,510,110
	6	SHARED VOTING POWER 807,228
	7	SOLE DISPOSITIVE POWER 1,510,110
	8	SHARED DISPOSITIVE POWER 807,228
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION IL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,125,000
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,125,000
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON BD

CUSIP NO. 78478V100

Item 1(a).	Name of Issuer:

STR Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 Craftsman Road
East Windsor, CT 06088

Item 2(a).	Name of Person Filing:

Riley Investment Partners, L.P., a Delaware limited partnership (“RIP”)
Riley Investment Management, LLC, a Delaware limited liability company (“RIM”)
B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)
Bryant R. Riley (“Mr. Riley”)
Equitec Proprietary Markets, LLC, an Illinois limited liability company (“Equitec”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of RIP, RIM, BRC and Mr. Riley is:
11100 Santa Monica Blvd. Suite 800
Los Angeles, CA 90025

The principal business address of Equitec is:
111 W. Jackson Blvd., 20th Floor
Chicago, IL 60604

Item 2(c).	Citizenship:

The citizenship of each of RIP, RIM, and BRC is Delaware.
The citizenship of Mr. Riley is the United States.
The citizenship of Equitec is Illinois.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e).	CUSIP Number:

78478V100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

CUSIP NO. 78478V100

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on February 7, 2014, RIP beneficially owned 407,202 shares of Common Stock.  RIM, as the investment advisor and general partner of RIP, may be deemed to beneficially own the 407,202 shares of Common Stock directly owned by RIP.  Mr. Riley, as the Managing Member of RIP, may be deemed to beneficially own the 407,202 shares of Common Stock directly owned by RIP.

As of the close of business on February 7, 2014, BRC beneficially owned 400,026 shares of Common Stock.  Mr. Riley, as the Chairman of BRC, may be deemed to beneficially own the 400,026 shares of Common Stock directly owned by BRC.

As of the close of business on February 7, 2014, Mr. Riley beneficially owned jointly with his wife 1,510,110 shares of Common Stock.  By virtue of his relationships with RIP and BRC discussed above, Mr. Riley may also be deemed to beneficially own the 407,202 shares of Common Stock beneficially owned by RIP and the 400,026 shares of Common Stock beneficially owned by BRC.

As of the close of business on February 7, 2014, Equitec beneficially owned 1,125,000 shares of Common Stock.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

CUSIP NO. 78478V100

(b)	Percent of class:

The following percentages are based on 41,886,915 shares of Common Stock outstanding which is the total number of shares of Common Stock outstanding as of December 31, 2013, as reported in the Issuer’s Schedule TO filed with the Securities and Exchange Commission on January 31, 2014.

As of the close of business on February 7, 2014, RIP directly owned approximately 1.0% of the outstanding shares of Common Stock.  By virtue of their relationships described above in Item 4(a), each of RIM and Mr. Riley may be deemed to beneficially own approximately 1.0% of the outstanding shares of Common Stock, which are directly owned by RIP.

As of the close of business on February 7, 2014, BRC directly owned approximately 1.0% of the outstanding shares of Common Stock.   By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 1.0% of the outstanding shares of Common Stock, which are directly owned by BRC.

As of the close of business on February 7, 2014, Mr. Riley directly owned jointly with his wife approximately 3.6% of the outstanding shares of Common Stock.  By virtue of his relationships with RIP and BRC described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 1.0% of the outstanding shares of Common Stock, which are directly owned by RIP, and approximately 1.0% of the outstanding shares of Common Stock, which are directly owned by BRC.

As of the close of business on February 7, 2014, Equitec directly owned approximately 2.7% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 78478V100

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 78478V100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014	RILEY INVESTMENT PARTNERS, L.P.

	By:	Riley Investment Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

EQUITEC PROPRIETARY MARKETS, LLC

By:	/s/ Fred Goldman
Name:	Fred Goldman
Title:	CFO